File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the third quarter of fiscal year 2003:

  NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. NEES Energy was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc (now National Grid Transco plc), reorganized as a Delaware corporation and renamed National Grid USA. In conjunction with the merger, NEES Energy’s accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc (now National Grid Transco plc), as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  As of December 31, 2000, AllEnergy Marketing Company, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.). As of January of 2001 AllEnergy Marketing Company, L.L.C. completed the last in a series of sales, comprising substantially all of its business operations to independent third parties. AEMC, L.L.C. is presently inactive.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of December 31, 2002, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $5,416,115 and $10,655,000, respectively.

  As of December 31, 2002, NEES Energy had no permanent personnel and during the third quarter of fiscal year 2003 there were no individuals assigned on a substantially full-time basis.

  During the third quarter of fiscal year 2003, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 2002, consolidated statements of income and retained earnings and statements of cash flows for the quarter, nine months and twelve months ended December 31, 2002.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.

s/ John G. Cochrane
___________________________
John G. Cochrane
President and Treasurer

Date: February 25, 2003

EXHIBIT INDEX

Exhibit	Description	Page
A	Balance Sheet at December 31, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
B	Statement of Income and Accumulated Deficit For the Quarter and Nine Months Ended December 31, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
C	Statement of Cash Flows For the Quarter and Nine Months Ended December 31, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
B1	Consolidated Statement of Income and Accumulated Deficit For the Twelve Months Ended December 31, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
C1	Consolidated Statement of Cash Flows For the Twelve Months Ended December 31, 2002 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Balance Sheet
(Thousands of Dollars)
As of December 31, 2002
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 17
Miscellaneous current assets	2
Tax benefits receivable	966
Total current assets	$ 985

Total assets	$ 985
LIABILITIES AND CAPITALIZATION
Current liabilities:
Accounts payable to affiliates	$ 1
Accrued expenses	2,028
Total current liabilities	2,029
Parent company's investment:
Subordinated notes payable to parent	5,416
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated retained earnings	66
Total parent company's investment	(1,044)
Total liabilities and parent company’s investment	$ 985

Exhibit B

NEES Energy, Inc.
Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended December 31, 2002
(Unaudited, Subject to Adjustment)

		Nine
	Quarter	Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	64	(90)
Income tax	(30)	34
Total operating expenses	34	(56)
Operating income (loss)	(34)	56
Other income (expense), net	(8)	(8)
Operating and other income (loss)	(42)	48
Interest expense	0	1
Net income (loss)	(42)	47
Accumulated retained earnings at beginning of period	108	19
Accumulated retained earnings at end of period	$ 66	$ 66

Exhibit C

NEES Energy, Inc.
Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended December 31, 2002
(Unaudited, Subject to Adjustment)

		Nine
	Quarter	Months
Operating activities:
Net income (loss)	$ (42)	$ 47
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Increase in accounts receivable	(1)	(1)
(Increase) decrease in tax benefits receivable	(31)	919
Decrease in current liabilities	(137)	(555)
Net cash provided by (used in) operating activities	(211)	410
Financing activities:
Change in subordinated notes payable to parent	150	(400)
Net cash provided by (used in) investing activities	150	(400)
Net increase (decrease) in cash and cash equivalents	(61)	10
Cash and cash equivalents at beginning of period	78	7
Cash and cash equivalents at end of period	$ 17	$ 17

Exhibit B1

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Twelve Months Ended December 31, 2002
(Unaudited, Subject to Adjustment)

INCOME
Revenue	$ 0
Total income	0
EXPENSES
Operating expenses
General and administrative expenses	95
Income tax	(495)
Total operating expenses	(400)
Operating income	400
Other expense, net	(17)
Operating and other income	383
Interest expense	39
Net income	344
Accumulated deficit at beginning of period	(278)
Accumulated retained earnings at end of period	$ 66

Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Twelve Months Ended December 31, 2002
(Unaudited, Subject to Adjustment)

Operating activities:
Net income (loss)	$ 344
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accounts receivable	(2)
Decrease in tax benefits receivable	17,711
Decrease in current liabilities	(642)
Net cash provided by operating activities	17,411
Financing activities:
Change in subordinated notes payable to parent	(17,422)
Net cash used in investing activities	(17,422)
Net increase (decrease) in cash and cash equivalents	(11)
Cash and cash equivalents at beginning of period	28
Cash and cash equivalents at end of period	$ 17